EXHIBIT 7

NOMINEE AGREEMENT

This Nominee Agreement is made this 15th day of March, 2013 between Stilwell Value LLC ("Stilwell"), having its offices at 111 Broadway, 12th Floor, New York, NY 10006, and Kevin Padrick, an individual with offices at PO Box 3510, 12 River Road, Sunriver, OR 97707 ("Nominee").

WHEREAS, limited partnerships of which Stilwell is the general partner (“Stilwell Partnerships”) are the beneficial owners of shares of common stock ("Common Stock") of First Financial Northwest, Inc. ("FFNW") and, pursuant to an agreement with FFNW, dated December 20, 2012, as amended on January 16, 2013 (“FFNW Agreement”), FFNW has agreed to appoint Nominee to the boards of directors of FFNW and of its subsidiaries First Savings Bank Northwest and First Financial Diversified Corporation (together, the "FFNW Boards"), subject to regulatory approval by its regulators;

WHEREAS, Nominee desires to sit as a director on the FFNW Boards;

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.     Nominee agrees to serve as a director on the FFNW Boards and to timely complete and submit all materials to the applicable regulators and otherwise cooperate with the application process. Further, Nominee agrees, pursuant to the FFNW Agreement, to have his name placed in nomination for election as a director of FFNW at the 2013 annual meeting of shareholders of FFNW and to continue to serve as a member of the FFNW Boards if elected by the shareholders at such meeting.

2.     Nominee will request that FFNW reimburse all of Nominee's actual out-of-pocket expenses incurred in connection with serving as a director on the FFNW Boards, including telephone, postage, and travel; provided that Stilwell shall reimburse such expenses to the extent that FFNW fails to do so.

3.     Stilwell shall grant Nominee an option to purchase up to one hundred thousand (100,000) shares of Common Stock, on a proportional basis from the Stilwell Partnerships, on the terms and conditions set forth in that certain Stock Option Agreement, dated as of the date hereof, between the parties hereto, annexed hereto as Exhibit A (the "Stock Option Agreement").

- Signatures on Following Page -

STILWELL VALUE LLC

By /s/ Joseph Stilwell
Joseph Stilwell, Managing Member

/s/ Kevin Padrick
Kevin Padrick

Exhibit A

Omitted